

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Mr. Andrew Gaudet
Perk International Inc.
President and Chief Executive Officer
2470 East 16th Street
Brooklyn, New York 11235

      Re: Perk International Inc.
              Registration Statement on Form S-1
              Filed June 21, 2013
              File No. 333-189540

Dear Mr. Gaudet:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Calculation of Registration Fee Table

2. It appears that you are registering the following securities:
    - Units (consisting of one share of common stock and one warrant to purchase one share of common stock);
    - Common stock included in the units;
    - Warrants included in the units; and
    - Common stock underlying the warrants included in the units.

    Accordingly, please revise the registration fee table as follows:
    - Separately list each of the securities being registered, as set forth above;
    - Calculate the registration fee of the units based on the offer price of the units and the exercise price of the warrants (see Securities Act Rules Compliance and Disclosure Interpretation 240.05, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml);
    - Calculate the registration fee of the common stock underlying the warrants based upon the exercise price of the warrants (see Securities Act Rules Compliance and Disclosure Interpretation 240.06).

Prospectus Cover Page

3. We note your disclosure of shell company status under your description of Rule 144 on page 23. Please revise to prominently disclose your shell company status throughout the prospectus, including on the prospectus cover page and in the prospectus summary and plan of distribution. Also revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company and the resale limitations of Rule 144(i).

4. Please disclose the expiration date of the warrants here and throughout the prospectus.

5. Please disclose whether the units will be separable into their component parts of one share of common stock and one warrant to purchase one share of common stock. If so, disclose when the units can be separated and, if a market develops, separately traded.

6. Please revise to delete the redundant prospectus subject to completion legend on the cover page.

Prospectus Summary, page 5

7. We note your disclosure in the second paragraph of the Company Overview that you believe "the growth of companies such as Groupon and Living Social have proven that there is a large market for 'daily deal' website companies." We are also aware of news articles that discuss the trend of slowing growth in daily deal purchases and daily deal

fatigue by merchants and customers. Please balance your disclosure with a discussion of these trends.

8. Please disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Summary of this Offering, page 6

9. Please disclose that the net proceeds from the offering will range from a maximum of $17,500 after the deduction of the expenses of the offering if all 30 million units are sold to an amount that will not cover the estimated $12,500 expenses of the offering. Disclose, as you do on page 20, that you would have to sell at least approximately 12 million units (or 40% of the offering) to cover the estimated offering costs.

10. Please disclose here and under Plan of Distribution on page 18 that the company will have to maintain a current and effective registration statement for investors to exercise the warrants that are included as part of the units. Provide risk factor disclosure that addresses the risk to investors of the company not maintaining a current and effective registration statement.

Risk Factors, page 8

We may be exposed to potential risks resulting from new requirements under section 404 of the Sarbanes-Oxley Act of 2002, page 15

11. Please explain your reference to "the costs of compliance with having [y]our Units listed on the OTCBB" and how this relates to Section 404 of the Sarbanes-Oxley Act of 2002.

Plan of Distribution: Terms of the Offering, page 18

12. Please revise to discuss the plan of distribution for the offering of the units.

Dilution, page 20

13. It is unclear how you calculated net tangible book value of $1,221 at May 31, 2013 given total tangible assets of $1,577 and total liabilities of $7,856. Please revise or advise us.

14. We note the disclosure here and elsewhere in the registration statement that the company issued 22.5 million shares to each of Messrs Gaudet and Golden on April 10, 2013. Please revise your disclosure regarding these shares issuances as follows:
   - Reconcile the disclosure on page 20 that you issued the shares for $0.0002 per share with the disclosure in your financial statements and Note 5 on page F-9 that you issued the shares for $0.00027 per share;

- Revise the disclosure under "Certain Relationships and Related Transactions" on page 36 to disclose the price paid and consideration received by the company for the shares;
- Revise the disclosure under "Recent Sales of Unregistered Securities" on page II-2 to disclose the price paid and consideration received by the company for the shares.

Description of Securities, page 21

15. Please revise to disclose the material terms of the units and warrants being registered. Also disclose the range of the number of units, warrants and shares of common stock that could be outstanding after the offering.

Description of Business, page 24

General, page 24

16. Please discuss in greater detail how you intend to target families and offer a cost savings approach to daily deals. For example, describe which specific kinds of goods and services you intend to market within the Greater Toronto Area community.

17. We note your three brief references on pages 28, 29 and 30 to giving a percentage of each purchase to a local charity. Please discuss this planned aspect of your business model in more detail. For example, discuss who will make the decision about what charity receives the donation and who can claim the charitable donation for tax purposes. Discuss whether you intend for the percentage to come out of the 30% of the revenues you intend to retain with each purchase and, if so, how this will impact your ability to generate sufficient revenues to sustain or advance your operations.

18. Please describe the commission based arrangement you intend to pay Messrs. Gaudet and Golden for their role as sales representatives. For example, explain whether the company must generate a revenue or income target; whether commission is based upon the number of daily deal purchases or the aggregate revenue from daily deal purchases, or some combination thereof; and how you will determine the percentage to be paid under the arrangement.

19. Please discuss here and/or in your Management's Discussion and Analysis your plans regarding providing refunds should a purchaser be dissatisfied with the merchant's product or service.

20. We note your reference to market data and research reports, as well as statements regarding the typical revenue percentage split in the daily deals industry. Provide us with copies of all reports and industry analysis that you cite or upon which you rely. Please mark these sources to enable us to easily identify what material was used in the document and where it was used.

Plan of Operations, Growth Strategy and Anticipated Milestones, page 26

21. We note your disclosure under the "Use of Proceeds" section that you do not intend to hire any employees for the first twelve months. Please revise the description of your sales representatives to include a reasonable expectation for resources and personnel. Furthermore, discuss your reasonable expectations regarding the extent and effectiveness of a $1,000 to $2,500 marketing budget to acquire up to 100,000 initial subscribers.

Government Regulations, page 29

22. Since you intend to initially focus on the Greater Toronto Area, please discuss any applicable Canadian regulations that would impact your business.

Management's Discussion and Analysis, page 30

Liquidity and Capital Resources, page 31

23. Please describe the type of the financing arrangements you intend to enter with management to fund your operating costs over the next twelve months.

Directors, Executive Officers, Promoters and Control Persons, page 32

24. Please revise your disclosure to comply with each requirement under Item 401 of Regulation S-K. For each officer and director, describe all employment during the past five years. Please include the name and business of the person's employer, dates of employment, the positions held and a brief description of the employer's business. Also disclose each directorship held by your directors as required by Item 401(e)(2) of Regulation S-K.

Where You Can Find More Information, page 36

25. Please advise us whether you will register your common stock under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants

Financial Statements

Balance Sheet, page F-3

26. We note your discussion of current operations on page 24 where you state that you have enlisted the services of a web developer to design your company logo and initial mockups of your proposed website. We also note disclosure throughout your filing where you refer to your "intended" or "proposed" web platform. It appears that costs capitalized might include planning stage or other costs that should have been expensed. Please clarify the nature of costs capitalized to date and how you considered the guidance in ASC 350-50-25 in determining the appropriate classification of those costs.

Item 16. Exhibits, page II-2

27. Please file a copy of the warrant agreement and the subscription agreement as exhibits.

28. Please have counsel revise the legality opinion filed as Exhibit 5.1 to clearly cover all the securities being registered. For example, counsel must opine on the legality of the units, the common shares included in the units, the warrants included in the units, and the common shares underlying the warrants included in the units. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Scott Doney, Esq.
        Cane Clark LLP